

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2022

Mark Rosenblum
Chief Financial Officer
Salarius Pharmaceuticals, Inc.
2450 Holcombe Blvd., Suite X
Houston, TX 77021

> **Re: Salarius Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 10, 2022**
> **File No. 333-265535**

Dear Mr. Rosenblum:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Nicholas P. Griffin, Esq.